April 22, 2005


via facsimile and U.S. mail

Mr. Michael P. Windisch
Chief Financial Officer
NGAS Resources Inc.
120 Prosperous Place, Suite 201
Lexington, Kentucky  40509-1844





	Re:	NGAS Resources Inc.
		Form 10-KSB , Filed March 16, 2005
		File No. 0-12185

Dear Mr. Windisch:

      We have reviewed the above filings and have the following accounting and engineering comments. Our review has been limited to your financial statements and the related disclosures in Management`s
Discussion and Analysis. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

10-KSB for the year ended December 31, 2004

General

1. We would like to advise you that when filing future periodic reports, since your public float appears to have exceeded $25 million for the past two consecutive fiscal years, you should no longer utilize Forms that are available only to small business filers.

Management`s Discussion and Analysis, page 14

Liquidity, page 17

2. We note that you refer to net cash provided by operations "before working capital changes" in discussing your liquidity. Under Regulation S-B, Item 10(h)(1)(i), various disclosures are required when presenting a non-GAAP financial measure, including a reconciliation to the most comparable measure based on GAAP, the reasons you believe the measure provides useful information to investors, and information about any additional purposes for which the measure is used. Please amend your discussion to provide the required information.

Financial Statements

General

3. Under Regulation S-B, Item 310(a), and the guidance in Item 7 of the Form 10-KSB instructions, you are required to provide a statement of changes in stockholders` equity as part of your primary financial statements. Although we understand you have included some of the information ordinarily reflected in such a statement in Note 10, it will be necessary to amend your filing to provide a statement of changes in stockholders` equity to comply with Regulation S-B.

4. Your disclosure on page F-5, indicating that your financial statements have been prepared in accordance with both U.S. and Canadian GAAP, is inconsistent with your disclosures under Note 17, where you identify two differences in accounting principles, including the adoption of fair value accounting for stock options, and accounting for an investment in municipal bonds. Given that Canadian filers frequently identify other differences, such as those impacting DD&A, income taxes and capitalized interest, it is unclear why you have not also found differences in these areas; please address these items in your reply. It will be necessary to provide a reconciliation of your Canadian GAAP information to U.S. GAAP, following the guidance in Item 17(c)(2) of Form 20-F. Please refer to Note 2 to Item 310 of Regulation S-B if you require further clarification.


Report of Independent Registered Public Accounting Firm, page F-1

5. We note that your auditors have, in preparing their report, included language similar to that which you provide on page F-5, indicating that your financial statements are presented in accordance with both U.S. and Canadian GAAP. However given your disclosures in
Note 17, it appears there are instances where your results under U.S.
and Canadian GAAP do not fully coincide. It is customary for auditors to differentiate, in rendering their opinion, between the body of accounting principles used in preparing the primary financial statements and the U.S GAAP information contained in the note with the reconciliation. Once you have made the necessary revisions to your financial statements, please ask your auditors to address this matter. The audit opinion will also need to extend audit coverage to the statements of changes in shareholders` equity.

Consolidated Balance Sheets, page F-2

6. We note that you record customer drilling deposits as a liability, using the completed contract method. Please expand your policy disclosure to identify the types of costs, and the total dollar amounts for each type, that are related to your drilling contracts.
Also identify the line item within which these costs are recorded in your balance sheets.

7. We note your disclosure of "to be issued" common shares as of December 31, 2004 and 2003. Please disclosure the nature of, and your accounting for, this item. Describe any related activity occurring in this account for each of the periods presented. Refer to APB 12, paragraph 10, if you require further guidance.

Consolidated Statements of Operations, page F-3

8. It appears from your disclosures that you have not included depreciation relating to property, plant and equipment in your determination of Gross Profit. Although the guidance in SAB Topic 11:B accommodates the separate presentation of multiple components attributable to cost of sales, it is not permissible to similarly report a measure of gross profit excluding such amounts. Any depreciation and amortization expense that is related to cost of sales may be displayed on a separate line item; however, this item must appear before presenting gross profit and be reflected in that metric. Please modify your presentation accordingly; or expand your policy disclosure to describe any particular facts and circumstances that you believe would justify your current display.

Consolidated Statements of Cash Flows, page F-4

9. We note that you have included the changes in subscriptions receivable as a component in reconciling your net income to net cash provided by operations. Tell us how this item has impacted earnings in 2003 and 2004, and the reasons you believe that changes in the account are appropriately reflected as reconciling items in the operating section.

Note 1 - Summary of Significant Accounting Policies, page F-5

(d) - Oil and Gas Properties

10. We note that you follow the successful efforts method in accounting for your oil and gas activities, and that under this method you capitalize the costs of exploratory wells until a reserve determination has been made. Please expand your disclosures to provide the information requested in our February 11, 2005 Industry
Letter, regarding exploratory drilling costs, or tell us why you believe disclosure would not be meaningful or is otherwise not applicable under the circumstances. You may access the letter on our website at http://www.sec.gov/divisions/corpfin/guidance/oilgas021105.htm

Supplemental Oil and Gas Reserve Information (Unaudited), page F-
19

11. Here you disclose total proved gas reserves of 64.3 BCF and proved developed reserves of 33.1 BCF. Supplementally, please provide to us:

a.	The reserve report - in hard copy and electronic spreadsheet format - upon which your proved reserve estimates are based.
Include: one-line recaps for each property sorted by field and by present worth within each proved reserve category including the estimated date of first production for your proved undeveloped properties; total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties; summary income forecast schedules for at least your two largest fields; representative individual well production rate vs. time projection(s).

b.	Affirmation, per Rule 4-10(a)(4) of Regulation S-X, that you have claimed no proved undeveloped reserves that are not in legal, technically justified locations offsetting (adjacent to) productive wells. If you cannot so affirm, delete such volumes from your disclosed proved reserves or provide technical support for certainty of continuity of production from the existing productive formation;

c.  	Hindsight analyses of the amalgamated reserve estimates for
all
your PUD locations booked at year-end 2003 that were drilled in 2004.
Include brief narratives reconciling the five largest PUD reserve estimates in this group to their current estimates. If appropriate, address your corporate methodology for eliminating any significant sources of error here;

d.	Hindsight reconciliation for your 2003 and 2004 proved gas
reserve revisions. Tell us how you plan to avoid such negative revisions in the future. Address your use of: PUD reserve estimates by analogy with newly completed productive wells; hyperbolic projections with large exponents, i.e. b>1; low terminal decline rate projections that have not been demonstrated by performance; volumetric estimates with drainage areas not based on performance, e.g. well spacing.

e.	Summary schedules of your future PUD drilling and those PUD
locations that currently have access to a gas sales line. Address any lack of pipeline access for significant disclosed proved reserves.

Exhibits, page 23

Exhibits 31.1 and 31.2 - Certifications

12. We note that the wording of your certifications does not conform to the requirements as specified in Financial Release 33-8238.
Please provide the correctly worded certifications in an amended filing.

Closing Comments

      As appropriate, please amend your filing(s) and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of amendment(s) to expedite our review. Please furnish a cover letter with your amendment(s) that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment(s) and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing(s) reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filing(s);

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing(s) or in response to our comments on your filing(s).

      You may contact Gary Newberry at (202) 824-5567 or Karl
Hiller
at (202) 942-1981 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey at (202) 942-1778 if you have questions regarding comments on the oil and gas reserve related matters.  Please contact me at
(202)
942-1870 with any other questions. Direct all correspondence to the following ZIP code: 20549-0405.

							Sincerely,



							H. Roger Schwall
							Assistant Director


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NGAS Resources Inc.
April 22, 2005
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE